NATIONAL RESEARCH CORPORATION

AMENDMENT TO BY-LAWS

        The second sentence of Section 3.01 of Article III of the By-Laws of National Research Corporation is amended in its entirety to provide as follows:

        “The number of directors of the corporation shall be seven (7), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of two (2), three (3) and two (2) directors, respectively.”